Exhibit 4.7

English Summary of the Hebrew Original

SUMMARY OF AMENDMENT NO. 3 TO THE CREDIT AGREEMENT DATED
MARCH 14TH 2013 AMENDED NOVEMBER 3RD 2013 AND APRIL 29TH 2014

Made and signed in Tel Aviv, March 31st 2015

On March 14, 2013 Ceragon Networks Ltd. entered into a credit agreement (the credit agreement together with its schedules and annexes shall be referred to herein as the "Credit Agreement"). The parties to the Agreement are as follows: (i) the entities listed in Appendix 1 to the Credit Agreement in their capacity as lenders (hereinafter the "Lenders"); (ii) Bank Hapoalim Ltd. in its capacity as the credit manager and in its capacity as the securities trustee (hereinafter "Bank Hapoalim"); and (iii) Ceragon Networks Ltd. as the borrower (hereinafter the "Borrower").

On November 3, 2013 the parties entered into the Amendment No. 1 to the Credit Agreement, (hereinafter the "Amendment No. 1").

On April 29, 2014 the parties entered into the Amendment No. 2 to the Credit Agreement, (hereinafter the "Amendment No. 2").

On March 31, 2015 the parties entered into the Amendment No. 3 to the Credit Agreement, (hereinafter the "Amendment").

The following is the summary of the material terms and conditions of the Amendment. The section numbers used herein correspond to the section numbers of the Amendment.

1.	General

The preamble to the Amendment is an integral part hereof. To all the terms aforementioned and henceforth mentioned, the definition will be as given to them in the Credit Agreement, unless stated otherwise:

"Ratio of Loan Facilities"	The ratio between the amount of loan facility of each of the Lenders and the aggregate amount of all loan facilities of all Lenders, as specified in Appendix 1 in the relevant term.
"Termination Date"	June 30th 2016.
"Amendment No. 2 Termination Date"	October 1st 2014
"Effective Date"	January 1st 2015.
"Amendment No. 2 Effective Date"	October 1st 2013

This section also contains customary representations of the Borrower, including a representation that the Borrower has complied and is complying with all the provisions of the Agreement; that the Borrower has full power and authority to enter into the Amendment; that certain representations and warranties as detailed in the Agreement are true and correct as of the date of execution of the Amendment; that there will be no need for any further decision making or any further approvals; that the Amendment is part of the Credit Documents.

2.	Decreasing the Loan Facilities

(a)	Without prejudice to sections 18.8 and 18.9 of the Credit Agreement:

i.
Commencing as of July 1, 2015, the amount of the loan facility will be reduced by the amount of 2.5 (two and a half) million USD, on a pro-rata basis, between the Lenders in accordance with the Ratio of Loan Facilities at that time;

ii.
Commencing as of October 1, 2015, the amount of the loan facility will be reduced by an additional amount of 5 (five) million USD, on a pro-rata basis, between the Lenders in accordance with the Ratio of Loan Facilities at that time;

iii.
Commencing as of January 1, 2016, the amount of the loan facility will be reduced by an additional amount of 4 (four) million USD, on a pro-rata basis, between the Lenders in accordance with the Ratio of Loan Facilities at that time;

iv.
Commencing as of February 28, 2016, the amount of the loan facility will be reduced by an additional amount of 2 (two) million USD, (and overall in all 4 dates the amount of 13.5 (thirteen and a half) million USD) on a pro-rata basis, between the Lenders in accordance with the Ratio of Loan Facilities at that time, and the provisions of section 18.10 under the Credit Agreement will apply.

(b)
Upon the decrease of the amount of the facilities of the loans in each of the aforementioned terms in section 2.1, the Credit Manager will act in order to amend Appendix 1 to the Credit Agreement and to distribute it among the Lenders and the Borrower.

3.	Financial Ratios

3.1	As of October 1st. 2014 and until the Termination Date, section 2 of the Credit Agreement will be amended so to include the following definition:

"Tangible Equity"
with respect to any date referred to, respectively – the equity less goodwill and intangible assets; all as reported in the Borrowers financial statements for the period ending on the date referred to.

3.2	As of October 1st. 2014 and until the Termination Date sections 16.26.1 and 16.26.2 of the Credit Agreement shall be amended so that they shall be deleted and replaced with the following:

(a)	That the result of the division of (a) the Tangible Equity by- (b) the balance sheet less goodwill and intangible assets shall be equal to or greater than 0.27;

(b)	The Tangible Equity will not be less than 85 (eighty five) million USD;

3.3
As of October 1st. 2014 and until the date of review of the Borrower's conformance with the financial ratios in connection with the results of the 4th quarter of the year 2014, but not prior to 31.3.15, sections 16.26.3 and 16.26.4 of the Credit Agreement shall be amended so that they shall be deleted and replaced with the following:

(a)	That the result of the division of: (a) the net financial debt, by- (b) the working capital, shall be equal to or less than 0.5;

(b)	That the result of the division of: (a) the net financial debt, by- (b) the customer balance, shall be equal to or less than 0.35;

3.4	As of the Effective Date and until the Termination Date, section 16.26.5 of the Credit Agreement shall be amended so that it shall be deleted and replaced with the following:

The total amount of financial assets shall be no less than:

a. Starting 1st July 2015- 18.5 (eighteen and a half) million USD;

b. Starting October 1st 2016- 15 (fifteen) million USD.

4.	Interest and Fees

4.1
As of the date of execution of the Amendment and until the Termination Date, section 2 to the Credit Agreement will be amended so that the definition of the term [the] "Spread" shall be deleted and replaced with the following definition:

"[the] Spread"	Means the rate of up to 3.5% (three percent and fifty hundredth percent).

4.2	As of the Effective Date and until the Termination Date:

(i)	Section 28.2.1.1 of the Credit Agreement shall be amended so that the annual rate of 1.25% will be replaced with the annual rate of 1.5%.

(ii)	Section 28.2.3.1 of the Credit Agreement will be amended the annual rate of 0.5% will be replaced with the annual rate of 0.80%.

4.3
Regarding the bank guarantees which will be executed and/or extended and/or renewed by a Lender as of the Effective Date and until the Termination Date, including with respect to bank guarantees which were executed and/or extended and/or renewed by a Lender as of the Effective Date and until the Termination Date and were not expired or canceled before the date of execution of the Amendment, section 28.2.4 of the Credit Agreement will be amended in the following manner:

(i)	In section 28.2.4.1 instead of "aggregate sum of 1.25%" will be: "aggregate sum of 1.85%";

(ii)	In section 28.2.4.2 instead of "aggregate sum of 2.20% will be: "aggregate sum of 2.80%".

4.4	The Borrower will pay to Bank Hapoalim in its capacity as Credit Manager and to each Lender via the Credit Manager a one-time commission with respect to the handling of the request for the Amendment.

4.5
The Borrower will provide Bank Hapoalim with an irrevocable instruction (in advance) to transfer on the date of execution of this Agreement from the Borrower's the full balance of legal fees owed to Gornitzky & Co (the Lenders' legal advisors) as of the date of execution of the Amendment, in accordance with the invoices which were issued by them until that time and not yet paid. For the avoidance of doubt, is shall be clarified that the said transfer of payment is a precondition for the entry into force of the Amedmnet.

4.6	Payment of any of the commissions specified above will not be refunded to the Borrower.

5.	Further Undertakings

As of the Effective Date and until the Final Repayment Date, section 2 of the Credit Agreement shall be amended so that the existing definition of "Permitted Factoring Transaction" shall be deleted and replaced with the following:

"Permitted Factoring Transaction"
A transaction (or a series of transactions) in which the Borrower and/or its held companies sold, converted, assigned or transferred in any way one of its rights for accounts receivables provided that in accordance with accepted accounting rules, the transaction is defined as a "true sale".

5.6	As of the Effective Date and until the Termination Date section 16.16 to the Credit Agreement will be amended so that the existing section will be deleted and replaced with in the following manner:

(a)
The Borrower and/or any of the held companies will not perform Permitted Factoring Transactions in the aggregate sum that exceeds, at any time, 20 (twenty) million USD (hereinafter: "the Allowed Factoring Sum").

(b)
The Borrower and/or any of the held companies will not be permitted to perform any Permitted Factoring Transactions in connection with selling of any of their rights for accounts receivables from clients which are part of the Reliance Jio Infocomm Group, in accordance with the transaction with the Reliance Jio Infocomm Group dated 17.6.2013, in the aggregate additional sum that exceeds, at any time, in total, 54 (fifty four) million USD. The Borrower and/or any of the Borrower's held companies shall have the right to perform other Permitted Factoring Transactions with the Reliance Jio Infocomm Group up to the Allowed Factoring Sum.

(c)
The Borrower and/or any of the held companies will not perform any factoring transaction that is not a Permitted Factoring Transaction or any other transaction that in its framework any right for accounts receivables will be sold assigned or transferred in any way.

5.2	As of the Effective Date and until the Final Repayment Date, section 16.28.3 of the Credit Agreement shall be amended so that the existing section will be deleted and replaced with the following:

Along with the financial reports mentioned in section 16.28.1 and 16.28.2 above, the Borrower shall provide the Lenders (through the Manager) (a) an approval signed by the Borrower's CFO, which specifies the data and calculations with respect to the financial ratios for the date of the aforementioned financial statements, and (b) a report signed by the Borrower's CFO, which specifies the scope of the Permitted Factoring Transaction performed by the Borrower with respect to each client, and (c) an approval signed by the Borrower's CFO which confirms that the securities which were taken into account for the calculation of the financial assets, meet the definition of short term marketable securities, so as to with respect to the financial statements mentioned in section sub-section 16.28.1 (a), the Borrower shall attach to the approval signed by its CFO an approval signed by the Borrower's auditor which also confirms the aforementioned data and calculations.

5.3	With respect to the annual financial statements for the year 2014 in section 16.28.4 of the Credit Agreement, instead of 90 days, it will be 120 days.

6.	Extension of the Final Repayment Date

As of the Effective Date, section 2 of the Credit Agreement shall be amended so that the existing definition of the term "Final Repayment Date" shall be deleted and replaced with the following:

"Final Repayment Date"	June 30th, 2016

7.	Termination of the Amendment Term

All the amendments to the Agreement as detailed under the Amendment will be in effect from the Effective date until the Termination date excluding as specifically mentioned in the Amendment.

8.	Reservation of Rights

(a)
Unless otherwise expressly set forth under the Amendment the terms and obligations under the Amendment shall not derogate from any undertaking of the Borrower under the Credit Agreement and its ancillary documents.

(b)
The Amendment cancels and replaces Amendment No. 2. Notwithstanding the aforementioned, the cancellation of Amendment No.2 by this Amendment does not prejudice the provisions of sections 4.5 and 4.6 of Amendment No. 2.